EXHIBIT 99.7

PRESS RELEASE

Brazil: TotalEnergies, Petrobras and Casa dos Ventos will explore together business opportunities in renewables

Rio de Janeiro/Paris, September 15th, 2023 – TotalEnergies, Petrobras and Casa dos Ventos Holding signed a Memorandum of Understanding to evaluate perspectives and joint opportunities in renewable energy and low-carbon hydrogen in Brazil.

This agreement will enable the three companies to jointly study opportunities of investment and offtake in onshore wind, offshore wind, solar and low-carbon hydrogen in the country, capitalizing on their combined synergies.

Each company will bring their distinct skills to the cooperation. Casa dos Ventos Holding, the JV formed by TotalEnergies and Casa dos Ventos is the leader of wind and solar energy in Brazil with a 12 GW portfolio to be developed in the coming years. Petrobras is the largest Brazilian Energy company with recognized technical expertise in the energy domain. As for TotalEnergies, it brings its global multi-energy know-how and industrial approach to the partnership.

“Brazil is a great country for developing renewable energies. We are therefore delighted to join forces with Casa dos Ventos and Petrobras to identify potential synergies between our activities, and thus develop profitable renewables opportunities”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years, through six subsidiaries, and today employs more than 3,500 people in its business segments, in Exploration & Production, gas, renewable electricity (solar and wind), lubricants, chemicals and distribution. TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which 4 are operated. In 2022, the Company's average production in the country was 104,000 barrels of oil equivalent per day. TotalEnergies is investing in the growth of the renewable energy segment in Brazil. TotalEnergies' subsidiary Total Eren has 300 MW of solar and wind projects in operation. In October 2022, the company entered into a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio. TotalEnergies is also active in the Brazilian fuel distribution market with a network of about 240 filling stations as well as several storage facilities for petroleum products and ethanol.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).